The Royce Funds

745 Fifth Avenue New York, NY 10151 (212) 508-4500 (800) 221-4268 e-mail: funds@roycenet.com website: www.roycefunds.com

February 15, 2012

Mr. Steve Sadoski
Office of the  Chief Accountant of the
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Mr. Kevin Rupert
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:
Annual Report to Shareholders for the year ended December 31, 2010 for each of The Royce Fund (File No. 811-03599), Royce Capital Fund (File No. 811-07537), Royce Value Trust, Inc. (File No. 811-04875), Royce Micro-Cap Trust, Inc. (File No. 811-08030) and Royce Focus Trust, Inc. (File No. 811-05379) (the "Funds")

Dear Messrs. Sadoski and Rupert:

        At your request, in connection with the staff’s questions communicated to me over the telephone relating to securities identified as Level 2 in each of the above-referenced Annual Reports to Shareholders, set forth below are the staff’s questions and the relevant Funds' responses.  It should be noted that more than 99% of all such Level 2 securities were non-U.S. equities.

1.
Question:  Do the Funds obtain independent auditors' reports or SAS-70's from third party pricing vendors who provided the Funds with prices for their portfolio securities identified as Level 2 in the Notes to the Financial Statements of each Fund's Annual Report to Shareholders for the year ended December 31, 2010?

Response:
Royce Capital Fund ("RCF"), Royce Value Trust ("RVT"), Royce Micro-Cap Trust ("RMT") and Royce Focus Trust ("RFT") each utilized one third party pricing vendor, Investment Technology Group ("ITG"), to apply its model to prices for non-U.S. equity securities identified as Level 2 in the Notes to the Financial Statements contained in their 2010 Annual Reports to Shareholders.  The Royce Fund ("TRF") also utilized ITG to apply its model to prices for more than 99% of the Level 2 assets (all non-U.S. equities) identified in its 2010 Annual Report to Shareholders priced with input from third party pricing vendors.  The Funds each utilized ITG solely to apply its model to non-U.S. equity securities on days when the U.S. market had exceeded a volatility trigger.  The Funds obtain SAS-70 reports from ITG.  The Funds' Custodian, ("SSBT") and the Funds' independent accountants have also obtained ITG's SAS-70.

In addition to ITG, TRF utilized International Data Corporation ("IDC") to provide prices relating to three corporate bonds representing less than 1% of the TRF Level 2 assets priced with input from a third party pricing vendor at December 31, 2010.  The Fund's have made recent inquiries to IDC regarding whether they can provide the Funds with a SAS-70 and have been told by IDC that there is no SAS-70 report relating to IDC's internal controls governing the provision of prices for corporate bonds.  IDC does provide SSBT and the Funds' independent accountants with SAS-70's relating to other areas of IDC's business including the area providing prices for  municipal bonds.  In addition, IDC has provided to SSBT and the Funds' independent accountants written descriptions of the Bond Evaluation Methodologies that IDC utilizes for U.S./Canadian corporate bonds.  These written descriptions reference the utilization of dealer quotes, and other market information including available live trading data, by the pricing models.  The Funds' independent accountants have informed Fund representatives that they review IDC's written descriptions of Bond Evaluation Methodologies for the purpose of confirming that IDC is capable of providing prices for corporate bonds that are compliant with accounting standards applicable to registered investment companies.

2.	Question: If so, do those reports cover the internal controls of such pricing vendors relating to their provision of prices for level two securities?
	Response:	ITG's SAS-70 does cover such internal controls.

3.	Question: Do the Funds perform any due diligence on such third party pricing vendors and/or have such vendors made presentations to the Fund Boards regarding such internal controls?
	Response:	Yes.

If yes, how often?
The Fund's CCO and either the Fund's Manager of Fund Accounting or Royce's Head of Administration perform due diligence on ITG and IDC at least annually during due diligence visits to SSBT.  In addition, ITG made a written presentation to the Funds' Boards in December 2006.  ITG has also made separate presentations to Fund officers during which due diligence took place.  IDC has not made a direct presentation to the Fund Boards.  Each of ITG and IDC have made presentations to the Funds' independent accountants.

4.	Question: Has such a third party pricing vendor ever reported a control deficiency to the Funds?
	Response:	No.
If so, what was the Funds' response? N/A

5.
Question:  Do the Funds have policies and procedures designed to check the accuracy and reasonableness of data obtained from third party pricing vendors providing prices for Level 2 portfolio securities?

	Response:	Yes.

If yes, what are those policies and procedures?
Each quarter, the Fund's Chief Compliance Officer (the "CCO") performs an analysis of the Level 2 prices provided to the Funds by ITG designed to check and monitor the reasonableness of prices obtained from ITG.  This analysis is based on back test information supplied to the CCO each quarter by SSBT.  This quarterly report prepared by SSBT is derived from quarterly back-testing reports provided by ITG.  ITG also separately provides certain quarterly back testing results directly to the CCO.  The CCO presents a report to the Fund Boards each quarter on the results of this analysis.  Among other things, this report shows the differences between the Level 2 price variance and the next day market open variance.  The report also shows how closely the Funds' portfolios and NAVs match the Funds' portfolios as priced using the next day's open.  The report analyzes the number of days that the Level 2 prices moved in the same direction as the next day's opening price.

Also, if any portfolio security price, including Level 2 securities, changes by greater than 7% of the change in the S&P on any trading day, or a price cannot be obtained by SSBT, it appears on SSBT's "price out of tolerance" report.  The price is then checked against an independent source.  If SSBT cannot obtain an independent verification of the changed price, or it cannot obtain any price of the security, it brings the "out of tolerance" price to the attention of the Funds' Trading Desk.  The Head Trader or his designee then checks the price with other pricing services and/or market makers in the security.  If SSBT has obtained a price that is correct, the Trading Desk will instruct SSBT to use it.  It if is not correct, the Trading Desk instructs SSBT to update the price and the Trading Desk faxes a Price Change Authorization to SSBT.

6.
Question:  What controls are in place to ensure that valuations provided by such third party pricing vendors are derived from models, assumptions and/or inputs that have been utilized by a market participant in accordance with applicable accounting standards?

Response:
Fund officers have received presentations from ITG describing the assumptions and inputs from which ITG's pricing model is derived.  The Fund Boards also received a written presentation from ITG in December 2006.  Fund representatives have been told by ITG representatives that there have been no significant changes to ITG's methodology since that time.
Fund representatives also make inquiries of SSBT during annual due diligence trips to SSBT relating to the pricing methodologies employed by both ITG and IDC models.  The Funds' independent accountants have reviewed information regarding the methodologies used by ITG and IDC for the purpose of confirming that these pricing vendors are capable of providing prices and/or inputs to prices that are compliant with accounting standards for registered investment companies.  (See also response to Question #1 above).

7.	Question: Do third party pricing vendors provide the Funds with a list of observable market data and/or model inputs that are used to price Level 2 securities?
If so, is sufficient detail provided to allow the Funds to make an assessment that the Fund is in compliance with applicable accounting standards?
Response:
Yes.  The Funds believe that the information they had relating to model inputs used by third party pricing vendors was sufficient.  Nevertheless the Funds intend to periodically request more detailed information ("deep dive reports") about specific inputs used for a small sample of specific securities to be selected from those to be identified in future shareholder reports as Level 2.

8.	Question: Does any of the documentation obtained from third party pricing vendors regarding Level 2 securities contain a disclaimer relating to the information provided to the Funds?
If yes, what procedures do the Funds have to address such disclaimer?
Response:
Yes, most presentation materials provided by third party pricing vendors  for Level 2 securities in the Funds portfolios contain disclaimers.  The Funds have no procedures specifically relating to such disclaimers because such disclaimers are not specific to the Funds but rather are standard among materials provided by these third party pricing vendors to their clients, and the Funds do not believe any useful purpose would be achieved by adopting procedures relating to the disclaimers.

9.	Question: Do the Funds have a price challenge process with the third party pricing vendor for Level 2 securities?
If yes, describe frequency with which Level 2 securities are challenged.
Response:
The Funds' do have a price challenge process but it has not been utilized regarding Level 2 securities.  It should be noted that more than 99% of all securities identified in the Funds 2010 Shareholder Reports as Level 2 securities were non-U.S. equities priced with input from ITG.

What have been the results of such challenges? N/A
Have prices changed? N/A
How frequently? N/A

10.	Question: What is the impact of such changes on management's assessment of internal controls relating to provision of Level 2 securities prices by such pricing vendor?
	Response:	N/A
Very truly yours,

/s/ John E. Denneen

John E. Denneen
Secretary